EXHIBIT 21-1

THE NAVIGATORS GROUP, INC.

AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT AS OF DECEMBER 31, 2012

Name	Jurisdiction in which organized

Navigators Insurance Company	New York

Navigators Specialty Insurance Company	New York

Navigators Management Company, Inc.	New York

Navigators Management (UK) Ltd.	United Kingdom

Navigators Corporate Underwriters Ltd.	United Kingdom

Navigators Holdings (UK) Ltd.	United Kingdom

Navigators Underwriting Agency Ltd.	United Kingdom

Millennium Underwriting Ltd.	United Kingdom

Navigators Underwriting Limited	United Kingdom

Navigators N.V.	Belgium

NUAL AB	Sweden

Navigators A/S	Denmark

Note: Navigators Special Risk, Inc. and Navigators California Insurance Services, Inc., wholly-owned subsidiaries of the Company, were merged into Navigators Management Company, Inc. during 2008.